Business
--------
After researching Thermal Reduction and its advantages over conventional waste destruction processes, it became immediately apparent that this technology was sufficiently robust to address even the most difficult waste management issues. The (TR) Systems are the solution to multiple and complex waste streams.

Bach Hauser, Inc is going to build the next generation, state-of-the-art waste disposal facilities based on patentable technology from Bach Hauser, Inc . Bach Hauser, Inc will file for additional patents , giving Bach Hauser, Inc additional leverage in the environmental waste industry.

Mission Statement of the Company
--------------------------------
Our policy is environmental stewardship. Bach Hauser, Inc (The
"Company") is being formed specifically to research, develop, and deploy innovative, proprietary equipment and processes, targeting the growing environmental remediation markets.

The Company's key focuses will be on waste reduction, nuclear waste containment and innovative sensing and cleaning systems. These markets represent a cumulative $3 to $5 billion dollars per year of which $2 billion is identified with no competitor in place.

The Company views its key advantages as follows:

1. Rapid identification of niche markets

2. The ability to utilize existing technology in innovative, patentable ways to provide key solutions to these niche markets.

3. The ability to recruit world class technical teams for the purpose of RD&D (Research Development and Deployment) of these technologies.

4. The ability to establish key contacts to aid in market deployment.

The Company believes strongly in providing a creative work atmosphere, with an emphasis on ideological and theoretical problem solving key to modern advancements and shareholder growth through new market penetration.

Summary of the Company
----------------------
With the 21st century, we face some very serious challenges in the field of waste management. Our landfills, hospitals, and manufacturing facilities face an ever-increasing waste management problem.

We are all aware of the waste disposal problems plaguing our cities, towns and states. Up to now, no one has presented a solution for disposal and/or destruction of certain types of waste. Clay Kass has spent years researching various disposal technologies and has found that the Thermoal Reduction based approach offers many advantages over conventional waste destruction processes. Even the United States Environmental Protection Agency (EPA) has acknowledged that pyrolysis-type systems can be considered as the next generation in waste disposal/management. This process is the solution to many of the problems now plaguing society with the disposal of medical and industrial wastes, used tires, asbestos, PCB's etc.

Technology
----------
Bach Hauser, Inc has (4) main technologies as follows:

Thermal Reduction (TR) For (MSW)
--------------------------------
The Purpose:
To process municipal solid waste with a non-burning technique which converts raw garbage to saleable methane and inorganic char.

The Process:
Thermo Reduction reduces the mass of solid waste (by over 80%), while recovering significant energy. The process, unlike incineration, does not produce any air pollutants. The process is both modular and scaleable and can be used in small remote locations, or in large cities, with no impact on the environment or local infrastructure. Thermo Reduction is a heat absorption process converting solid waste (municipal and selected industrial refuge) into "char" and a low grade methane gas. "Char" is an inert carbon product, which has many commercial applications and the gas provides all the energy required to run the Thermo Reduction Process Plant and has excess energy for use (sale) to others.

The core of the Thermo Reduction Process is called the Retort and is the key to the process. Solid waste is first collected, sorted (removing other valuable recyclables) and then shredded before being feed into the retort. The Retort is a large stainless cylinder, where waste is metered and injected inside the Retort cylinder. The waste is then heated from 850 to 1200 degrees F., depending on the nature of the waste stream. The Retort is air tight and sealed from the outside atmosphere. As the internal energy from heat builds, without any oxygen it can not naturally burn and it breaks down in the Thermo process (decomposes) into steam carbon oxides, volatile vapors and char. Steam, carbon dioxide and carbon monoxide are present only during the startup phase. Once started the process becomes anaerobic and as the waste is heated further, volatile gases are distilled. These gases include hydrogen, methane and ethane, with each pound of wasted process yielding about 12 cubic feet of gas. The energy value of the gases varies depending on the waste being recycled, but the process produces gas with energy of from 500 to 1200 BTU's.

Background:
Solid Waste Disposal is the most significant and unsolved problem facing the world environment in the year 2000 and beyond. This includes Municipal Waste and Industrial Waste Disposal. The Current methods of incineration and disposal in landfills are obsolete and add numerous hazards to our environment. In addition, without massive money from government directed subsidies, these methods of disposal are economically prohibitive. In addition moving massive amounts of waste and/or pollution from populated regions to remote and often pristine localisms is absurd. Three pilot plants were engineered, built and tested to handle 2, 10, and 50 tons per day in municipal solid waste.
(Also see additional documents, drawing, and tape.)

Thermal Reduction (TR)For(Med Waste)/(Sanitary Sludge)/(Green Waste)
-------------------------------------------------------------------
The Purpose:
To process medical waste with a non-burning technique which converts medical waste to saleable methane and inorganic char.

The Problem:
With syringes washing ashore in New York, Florida and California and "red bag" waste showing up at landfills, the problem is further exacerbated by court ordered closures of landfills. According to the Environmental Protection Agency
(EPA), half of the estimated 6,600 landfills in the country are being closed over the next five years. Even though a hospital or health care facility may not violate any of the Resource Conservation and Recovery Act (RCRA) regulations, it is still held liable under common law for improper handling or disposing of its pathological and biological waste should any harm be done to any person or property. This cradle to grave mentality carries a lifetime liability for all generators of medical waste.

Thermo Reduction reduces the mass of solid waste (by over 95%), while recovering significant energy. The process, unlike incineration, does not produce any air pollutants. The process is both modular and scaleable and can be used in small remote locations, or in large cities, with no impact on the environment or local infrastructure. Thermo Reduction is a heat absorption process converting medical waste (red can) into "char"and a methane gas. "Char" is an inert carbon product, which has many commercial applications and the gas provides all the energy required to run the Thermo Reduction Process Plant and has excess energy for use (sale) to others.

The core of the Thermo Reduction Process is called the Retort and is the key to the process. Medical waste is first collected and then shredded before being feed into the retort. The Retort is a stainless cylinder, where waste is metered and injected inside the Retort cylinder. The waste is then heated 2000 degrees F., depending on the nature of the waste stream. The Retort is air tight and sealed from the outside atmosphere. As the internal energy from heat builds, without any oxygen it can not naturally burn and it breaks down in the Thermo process (decomposes) into steam carbon oxides, volatile vapors and char. Steam, carbon dioxide and carbon monoxide are present only during the startup phase. Once started the process becomes anaerobic and as the waste is heated further, volatile gases are distilled.
(Also see additional documents, drawing, and tape )

Thermal Reduction (TR) For Clean-Coal Technology
------------------------------------------------
Nitrogen oxide emissions cut 85 percent
Process:
A process in which coal is cooked and turned into a gas instead of burned. It will change the future of coal power generation, as we know it. CCT will have uses for just about all of the byproducts; CCT will be efficient, and will offer an environmentally safe alternative to natural gas.

In the late 1970s, utility companies began switching from coal to natural gas, which was plentiful, more efficient and environmentally safe. When the price of natural gas shot up to $10 per million Btu last winter from $2.50, utilities started looking for alternatives. Coal, plentiful and relatively inexpensive, suddenly found itself at the head of the energy table.

There are certain truths about coal. Today it accounts for more than 50% of the power generation in the USA. But because it spews toxins, coal has been long viewed as the scourge of the power industry. America's traditional coal powered plants pump 2.3 billion tons of carbon dioxide into the air each year - twice the amount cars produce. In 1999 the latest year for which figures are available, coal-fired utilities filled the air with 18 million tons of sulfur dioxide and nitrogen oxide, two major components of acid rain.

At traditional coal fired utilities, huge iron encased turbines pulverize coal dust and pump it into a burner at tremendous pressure. That burning of coal is not only inefficient, but it is also dirty and adds to greenhouse emissions.

CCT gasification process turns coal into a gas and strips out the impurities before the emissions go into the atmosphere. Someone can be sitting near a coal gasification plant and see nothing coming out of it. That's the goal. Compared with a typical coal-fired plant with modern pollution control devices, CCT produces 85% less nitrogen oxide and 32% less sulfur dioxide.

CCT is building on research that began in the 1980s, when coal plants were shown to contribute to acid rain. In 1990, Congress amended the Clean Air Act, phasing in tighter limits on emissions of soot particles, nitrogen oxides and sulfur dioxide. To help utilities come in under the more stringent rules, the Department of Energy spent $1.8billion on clean-coal tech programs.

Recently, most research has zeroed in on the development of super-efficient burning methods so that plants can extract more electricity from less coal. The average pound of coal contains about 10,000 Btu. Most coal-fired plants capture about a third. Newer ones can extract 37%, and rising to 40% within 10 years.

The Process:
The core of the CCT system is the Retort and is the key to the process. The coal is shredded before being feed into the retort. The Retort is a large stainless cylinder, where coal is metered and injected inside the Retort cylinder. The coal is then heated from 850 to 1200 degrees F., depending on the type. The Retort is air tight and sealed from the outside atmosphere. As the internal energy from heat builds, without any oxygen it can not naturally burn and it breaks down in the Thermo process (decomposes) into steam carbon oxides, volatile vapors and char. Steam, carbon dioxide and carbon monoxide are present only during the startup phase. Once started the process becomes anaerobic and as the coal is heated further, volatile gases are distilled.

As the coal is heated and the volatile gases are distilled, the combustible gas is drawn off and used partly to fuel the retort. Five percent of the gas is needed to sustain the machine's needs. Once started, the retort requires no outside fuel. The surplus fuel can be stored, used to fuel adjacent equipment (i.e., electrical generators) or used for other industrial applications.

Nuclear Waste Reduction (NWR)
----------------------------
The Purpose:
To reduce the volume of low grade nuclear waste at nuclear waste sites in the United States through a process called
Nuclear Waste Reduction , a process that uses microwave excitement and magnetic suspension to remove radioactive elements from non-radioactive elements.

The Process:
The input system takes in low-grade waste in one of two forms, standard 55-gallon drums and presorted bulk feed.
Waste is scanned by primary sensor system which removes all, liquid waste, high grade waste, and waste of unusually large size. The Microwave System is specifically tuned to ionize each radioactive element. Specific calibration depends on the type of low-grade waste being processed. Magnetic Separator System is comprised of four subsystems, stabilizing electromagnet, system rotating electromagnet system, magnetic pulse system, and magnetic screen system.

Background:
With waste storage costs escalating more than 1000 per cent with in the last ten years, market demand for technology to reduce the volume of waste stored has sharply risen. Storage costs have climbed so dramatically, that in some cases it outweighs lifetime revenue generation for some nuclear operating facilities. With final development of Nuclear Waste Reduction (NWR), projected achievable volume reduction is 95%. This would signify a substantial savings to operating facilities and just as important, reduce the volume of nuclear waste stored in the U.S.

Nuclear Waste Reduction (NWR) does not need to melt treated waste, does not use harsh or environmentally dangerous chemicals, and does not release dangerous gasses. Thus the technique is both economically feasible and environmentally responsible.
( Also see additional documents, and drawing. )

Skin Sense Containment System
-----------------------------
The Purpose:
To monitor waste system containment effectively and inexpensively and without opening or re-contaminating new areas. Ability to monitor radio activity, heat, moisture content, gases, pressure and structural or decomposition of the container itself as well as cracks or punctures in the skin from causes that are outside of the container.

The Product:
Skin sense system will have two product systems, Plug and Play container system and Liner system for large containment areas. The containers will be square, to geometrical hold more material and will be easier to handle and safer. The plastic cubicles will roughly hold 55 to 220 gallons for containment of nuclear waste. Cubicles would be lined with sensors including, but not limited to, fiber optics, wire mesh, and computer chip controllers. All environmental sensors will be pressed between flexible Mylar type of plastics. The skin would be able to monitor, heat, humidity, gases, pressure, rigidly, and cracks or punctures outside of the cubicle. The entire environment in the cubicle can be monitored at all times. The skin would also monitor its self for rips or separation, punctures caused by anything including caustic substances. This skin is then connected to a C.P.U. that is located on the outside of the cubicle and flush against or embedded in the outside wall and would be powered by battery which could be replaced without opening the cubicles. Data would be saved and downloaded to a main computer bank in the office, which will allow for compilation of data for any and all cubicles adding the ability to create graphical histories, which can be viewed in animated form. This technology can of course be used in an entire building as well as the cubicles.

Background:
Department of Energy (DOE) regulations require nuclear sites to inventory or characterize stored waste every six months. This characterizeation is a time consuming process often requiring individuals to handle stored waste posing significant exposure risks. The cost of characterization can be as high as $5,000.00 per barrel. Current storage is mainly in 55-gallon steel drums. These drums, cylindrical in shape, waste critical area when packed with very common contaminated material (i.e. concrete rubble, hats, badges, boots, and glass). Skin Sense addresses this problem with a square shaped container with interlocking slats to secure itself during storage and transport, Skin Sense addresses the costly "characterization" process by providing the information to an external CPU for remote, continuous monitoring. This negates the need for intrusive characterization and can provide an on going savings for surveillance. Over time, chemical reactions can cause these barrels to rust, requiring repackaging. This problem typically doesn't present itself until it's too late. By utilizing Skin Sense, any compromise in the containers interior structure will be known immediately.
( Also see additional documents, and drawing. )

MedScan Medical Systems
-----------------------
The Purpose:
To create a hand held device to monitor basic life readings including, but not limited to, blood pressure, body temperature, blood cell count, and presence of foreign particles
(bacteria, viruses, toxins) within a patient's bloodstream, without breaking the patient's skin.

The Process:
Sensor System is encased in a nylon cuff, which wraps around a patient's upper arm. The MedScan Module uses a series of active pulses and sensors to obtain the patient's vital data. The sensing system obtains feedback information through a series of active pulses from the sensor unit. These pulses are coupled to a collection of sensors and passive detection systems. Signals obtained from the sensor system are processed via a CPU system from within the hand held MedScan unit. The CPU returns relevant patient data, such as: blood pressure, body temperature, red blood cell count, white blood cell count, and presence of foreign particles. This processed data is sent to: LCD readout on hand held unit and data storage unit The data stored within the unit is saved for printout or download to mainframe system.
(Also see additional documents, and drawing.)

Nation Guard & Air Guard
------------------------
Is a system with the capability to use web sensors to monitor schools and other public spaces? The sensors would be hooked into 911 call centers to provide them with real-time information about emergencies. The AirGuard system will be used in airplanes to allow plane interiors to be monitored.

NationGuard is an Internet security firm with the capability to use web sensors to monitor schools and other public spaces. The sensors would be hooked into 911 call centers to provide them with real time information about emergencies. Nation Guard is in Newport Beach Ca., where a small staff is working to attract investors and customers.

The company hopes to license its Nation Guard product to government agencies security companies and will start selling the system next year. Nation Guard is a miniature sensing system with the ability to monitor radioactivity, heat, moisture content, gases, presence of foreign particles. It will us sensors like nuclear and sonic imaging, infer-red, microwave, magnetic pulse and wireless camera systems. Most of this system is already proven out and the rest are in research and development, as is AirGuard, a system that the company created the week after the Sept. 11 terrorist attacks. The AirGuard system will be sold to airline manufacturers to be included in airplanes to allow plane interiors to be monitored.

The company will use patent pending technologies (spin offs of its Nuclear Containment Technologies) and will also use a combination of Internet, audio-visual and data communication.

Fuel Cell Systems
-----------------
(1) Methanol Fuel Cell system (2) Using waste gas to power fuel cells

(1) Methanol Fuel Cell system, which generates a current from electrochemical reactions involving methanol, platinum and oxygen.

The goal is to speed development of commercial methanol fuel cells for small and medium applications, from mobile phones to auxiliary generators.

The Department of Defense, which funded much of the early research on the technology, has tested portable generators that use a methanol fuel cell. In theory, the power packs-about the size of a shoe box would enable soldiers to run several instruments for long stretches without having to recharge.

Fuel cells convert a hydrogen containing fuel into electricity and heat. The system is quiet and creates little waste pollution. Like a battery, a fuel cell has a limited capacity to create a current. Unlike a battery, a fuel cell isn't thrown out or recharged when its available electrons are used up-its fuel is replenished.

Efforts to develop the technology have long focused on devices that use hydrogen gas, the cleanest, most efficient fuel. NASA has used hydrogen technology for decades. It powers space shuttle electronics. Car companies have spent an estimated $2 billion in recent years to test hydrogen-powered cells for electric cars.

The drawback is that hydrogen gas is highly explosive and must be stored in heavy pressurized tanks.

Methanol has promise as a power source because, ounce for ounce, its chemical bonds store nearly 10 times more electrical energy than does a nickel-hydride battery.

Uses for the technology:
A digital phone running on a methanol fuel cell, for example, would have to have the fuel replenished-perhaps in the form of a methanol containing cartridge-about once a month.

Alternatively, some engineers are aiming for chargers that run on methanol fuel cells, allowing mobile phones or other hand held devices with run-down batteries to be revived when plugging into the electric grid.

Factory and power plant smokestacks outfitted with equipment that converts carbon dioxide, which may play a role in global warming, into methanol. This will ease energy concerns and reduce pollution at the same time.

Pyrolysis Gas to Fuel Cell Systems
----------------------------------
Using waste gas to power fuel ells.

Background:
Traditionally, electrical and thermal energy is produced in a conventional combustion process. Coal, fuel oil, and natural gas are common fuels used for electrical generation, while nuclear, hydroelectric, and solar are non-combustion processes. All fossil fuels release their stored energy and air pollution simultaneously when burned in a contemporary combustion process.

To reduce or eliminate air pollution, the combustion process must be shifted in some way to another type of process. Extracting pollution-free energy from fossil fuels can be accomplished through the electrochemical reaction of a fuel cell A non-combustion process is a foundation from which pollution-free energy emerges, fulfilling our incessant need for energy without environmental compromise.

The Electrochemical Solution
----------------------------
Environmental impacts of the fuel cell technology on ground-level air pollution are especially dramatic. Test results readily demonstrate that emissions from a typical fuel cell are cleaner than the ambient air in the Los Angeles area, and as such, are exempt from air quality permits in California. An argument could be made in support of the fact that fuel cells not only help prevent pollution, but are also helping clean the air in Los Angeles.

Fuel cells are a compact, silent, and environmentally clean technology lacking the pollution found in a present-day combustion process. Fuel cells reduce on-site emissions directly lessening financial, societal, and environmental costs of providing energy services for that site.

Unconstrained by the thermodynamic limits of combustion or limitations of the Carnot cycle, fuel cells use 40 percent less fuel than a contemporary power-generation system. Another contributing factor that influence fuel cell efficiency is that, unlike a conventional power plant, the fuel cell has no moving parts and does not require the mechanical energy of a rotating shaft, or lubrication. Fuel cells (as an electrochemical engine) are capable of attaining very high efficiencies quietly and with virtually no emissions.

Fuel cells enhance and help stabilize the electric grid. The fundamental theory is to rethink the large centralized power generation system and build an infrastructure of distributed resources with fuel cells as the centerpiece. With this paradigm shift, the grid becomes more secure, power-quality enhanced and air quality improved. Utilities that take advantage of this opportunity can retain market share, gain many new long-term customers and use, or sell emission credits.

Conclusion:
The fuel cell is a bridge from the combustion process to an electrochemical reaction, converting fuel-energy into electricity and heat. This bridge is a conduit to pollution-free energy and is often looked to as a link in the renewable hydrogen fuel chain.
(Also see additional documents, and drawing.)

Additional Thermal Reduction Processes are being looked at for Special Non-Hazardous (industrial & Manufacturing) Waste Manufacturers & other Industrial Waste Generators (of non-haz waste) Pharmaceutical Manufacturers, Chemical Manufacturers Universities & Other Teaching Institutions Consumer (household) Product Manufacturers Electrical Component Manufacturers of Batteries, Lamps, Ballast's, etc.

Hazardous (Industrial & Manufacturing) Waste - Manufacturers & other Industrial Waste Generators (of hazardous waste)
Pharmaceutical Manufacturers Chemical Manufacturers  Incinerator
Ash Utilities (electric, gas & water).

Military Waste  - Aging Military Munitions and Chemical Warfare
Agents.

The "Hurricane"
(APW aqueous parts washer)
-------------------------
The Purpose:
To wash engine parts.

The Process:
This is a very simple technology utilizing high pressure, hot water and biodegradable soap to wash engine parts. The product is manufactured of 100% solid stainless steel with a 3hp seamless pump providing 75psi in a multi-directional spray. This product eliminates the need to hand wash parts using caustic solvents.

Background:
The California Air Quality Management District (AQMD) has outlawed solvent use in California. There are in excess of 75,000 businesses in California alone that must comply with this ruling and convert to a water based system.
(Also see additional documents, drawing, pictures and brochers.)

Nuclear Oxidation Reduction System
----------------------------------
Looking at first draffs of liquid seperation system.

Fusion Energy Systems
---------------------
Taking a different approach to build this energy system.

Market Summary
--------------
Thermal Reduction (TR) For municipal solid waste Target Municipal landfills, transfer stations, large industrial and recreational sites.

There are currently over 1,500 landfill sites in the U.S. and Canada thus Thermal Reduction (TR) does not require a large market penetration to be successful. Units will be designed in 50 and 100 ton per day (TPD) capacities but can be engineered for single units to process up to 250 TPD. Units are designed to sell modularly for sites receiving waste streams in excess of 250 TPD.

Marketing efforts will focus toward local and state government. We are already looking at 4 projects in California and New York. We have had a lot of inquires from Italy, Greece, Mexico and Egypt. Plans for a demonstration facility for municipalities nationwide are in the works.

Primary competition for the Thermal Reduction (TR) is incineration. With EPA regulations regarding emission of dioxin and furans produced by incineration becoming more stringent, Thermal Reduction (TR) sees its competitors rapidly leaving the marketplace. This will allow Thermal Reduction (TR) to move more freely through the municipal waste marketplace

Thermal Reduction (TR) For Medical Waste.
----------------------------------------
Target:
Hospitals, Doctors/Dentists Offices  Skilled & Unskilled Nursing
Care,  Group Practices, Specialized Out-Patent Services, Patient
Care Clinics, Alternative-Care Providers, Zoos, and Veterinarians & Veterinary Hospitals.

With syringes washing ashore in New York, Florida and California and "red bag" waste showing up at landfills, the problem is further exacerbated by court ordered closures of landfills. According to the Environmental Protection Agency (EPA), half of the estimated 6,600 landfills in the country are being closed over the next five years. Additionally, even though a hospital or health care facility may not violate any of the Resource Conservation and Recovery Act (RCRA) regulations, it is still held liable under common law for improper handling or disposing of its pathological and biological waste should any harm be done to any person or property. This cradle to grave mentality carries a lifetime liability for all generators of medical waste.

Nuclear Waste Reduction (NWR)
-----------------------------
Target:
Department of Energy, commercial nuclear power operations, Federal Laboratories (i.e., Idaho National Engineering & Environmental Laboratory, Rocky Flats, Hanford, Oakridge, and
Los Alamos).

Nuclear Waste Reduction (NWR) technology is best suited for treatment and concentration for low-level (LLW), mixed low-level
(MLLW), and transuranic (TRU) waste. The three combined accounts for approximately 93% of all nuclear waste generated in the U.S. This presents a substantial market for Nuclear Waste Reduction
(NWR). There is currently no functional competitor to Nuclear Waste Reduction (NWR) either working or in development. This also allows Nuclear Waste Reduction (NWR) to pioneer a new marketplace where demand is awaiting the solution. Extensive market assessment of this technology has been completed through the year 2020. With the current backlog of waste to be treated, Nuclear Waste Reduction (NWR) would have sole possession of a market that presents a $2.6 billion -S4.0 billion annual opportunities. Foreign markets would more than double the income potential.

Skin Sense
----------
Target:
Department of Energy, Federal Laboratories Licensed
Disposal Facilities. (i.e. EnviroCare, Waste Control Specialists).

A small scale market assessment has been made utilizing a best guess approach, Waste Reduction Technology is estimating Skin Sense market at approximately $100 million to $500 million annually. With final development of Skin Sense and a definition of the technologies full capabilities, these munbers could rise dramatically.